Exhibit 99.147

NexTech is Presenting at Wall Street Reporter’s “NEXT SUPER STOCK”
Livestream Conference on May 7th, 2020

New York, NY – Toronto, ON –May 6th, 2020 – NexTech AR Solutions (NexTech) (OTCQB: NEXCF) (CSE: NTAR) (FSE: N29), an emerging leader in augmented reality for eCommerce, and Virtual Events, is pleased to announce that NexTech CEO Evan Gappelberg will be presenting at Wall Street Reporter’s “Next Super Stock” livestream conference on May 7th, 2020.

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Evan will update investors on NexTech’s latest technological advances, the recent acquisition of Virtual Events platform Jolokia and record revenue growth, as the company pursues four multi-billion dollar verticals in AR.

NexTech’s live presentation will take place at 12:30PM Eastern, on Thursday May 7th.

The 20-minute presentation will be followed by a question and answer session. To learn more about the event, and sign up for free, click:

CLICK HERE FOR SIGN UP

For those unable to join the live event, a video of the presentation will be posted later.

About “Next Super Stock Live!” conference:

Wall Street Reporter’s “NEXT SUPER STOCK Live!” The conference is dedicated to featuring select companies that have near-term catalysts in place which can drive transformational growth (and stock appreciation) in the months ahead.

Recent Company Highlights in 2020:

●	On 5/5/2020 NexTech announced that CEO Evan Gappelberg purchased 929,885 common shares of NexTech common stock, his third purchase for the year 2020.

●	On 4/30/2020 the company acquired virtual events, remote video training, live streaming software company Jolokia; whose customers include Merck, Johnson & Johnson, Toyota, Viacom, Polycom and others. The Jolokia platform generated $1mill USD in SaaS revenue for 2019.

●	The Aritize360 app launching in May. The app, once launched, will be a boost to the revenue-generating power of the existing AR eCommerce solution and recently launched 3D/AR advertising platform.

●	The company achieved $800,000 in revenue for the month of January 2020 and gross profits of $528,000 representing a 66% Gross profit versus a 59% gross profit last month. This is the highest revenue achieved in a single month for NexTech, which represents a 110% increase in revenue and 172% increase in gross profits year over year.

●	For the month of February of $685,000 and gross profit margin of 66% or $450,000 representing a 184% increase in revenue and 271% increase in gross profits year over year.

●	The company received an additional 2020 order from Walther Arms, most famous as the manufacturer of James Bond’s Walther PPK.

●	The company has launched a major enhancement by expanding the platform to serve Apple’s .USDZ files alongside the default format GLTF.

●	The company announced a new partnership with Poplar (www.poplar.studio) that will allow Poplar to leverage NexTech AR’s

About NexTech AR Solutions Corp.

NexTech is an emerging leader in the rapidly growing AR industry, estimated to hit $120 billion by 2022, according to Statista. NexTech, the first publicly traded “pure- play” AR company, began trading on the CSE on October 31st, 2018. NexTech has a two-pronged strategy for rapid growth including growth through acquisition of eCommerce businesses and growth of its omni-channel AR SaaS platform called ARitize™.

The company is pursuing four multi-billion-dollar verticals in AR.

ARitize™ For eCommerce; The company launched its technologically advanced webAR for eCommerce early in 2019 and has been rapidly signing up customers onto its SaaS platform. Customers include Walther Arms, Wright Brothers, Mr. Steak, and Budweiser. NexTech has the first ‘full funnel’ end-to-end eCommerce solution for the AR industry including its 3D product capture, 3D ads for Facebook and Google, ‘Try it on’ technology for online apparel, 3D and 360-degree product views, and ‘one click buy’.

ARitize™ University; having launched in June 2019, the app-based solution allows companies and educational establishments to leverage all of their existing 2D assets - YouTube videos, PDF documents, PowerPoint decks, images, etc. - and then overlay immersive 3D-AR experiences on top of that content for an interactive training experience that drives productivity.

ARitize™ Hollywood Studios ; the studio has created a proprietary entertainment venue for which it is producing immersive content using 360 video, and augmented reality as the primary display platform.

ARitize™ 3D -AR-360 Advertising Platform: launched in Q1 2020 the ad platform will be the industry’s first end-to-end solution whereby the company will leverage its 3D asset creation into 3D, 360, AR ads. In 2019, according to IDC, global advertising spend will be about $725 billion.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of NexTech AR Solutions Corp.

“Evan Gappelberg”

CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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